FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005

                                  HSBC Bank PLC

                    8 Canada Square, London, E14 5HQ, England


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F... X    Form 40-F... ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes...         No....X ]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                    82-........................   ]


                        HSBC BANK PLC APPOINTS DEPUTY CEO

Dyfrig John is to become Deputy Chief Executive Officer of HSBC Bank plc with effect from 9 May 2005. Currently Chief Operating Officer, he will continue as an executive Director of the bank.

As Deputy Chief Executive Officer, Mr John will assume responsibility for the UK branch network, commercial banking and the bank's award-winning direct businesses. He will continue to report to Michael Geoghegan, Chief Executive Officer of HSBC Bank plc and an executive Director of HSBC Holdings plc.

Succeeding Mr John as Chief Operating Officer of HSBC Bank plc will be David Budd who returns to the UK from Argentina where he is currently President and Chief Executive Officer of HSBC Bank Argentina S.A. Mr Budd has previously served as General Manager, UK Central Division, for HSBC Bank plc, based in London.

Both appointments are subject to board and regulatory approval.

"We continue to organise our bank around our customers and to achieve growth," said Michael Geoghegan. "The new role of Deputy CEO brings together all channels of distribution, centred around Personal and Commercial customers, whether they interface with us through the branch network, the call centres or on the Net. Our customers tell us that we are already delivering the best service of any major bank and we intend to capitalise on this as a modern retailer, focusing on quality relationships supported by easy to understand, good value products delivered in the most convenient way."

Note to editors:

HSBC Bank plc is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. Serving over 110 million customers worldwide, the HSBC Group has approximately 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                HSBC Bank plc



                                By:
                                Name:   N S Black
                                Title:  Assistant secretary



Dated:  30 March 2005